October 30, 2024

Joe Rzepka
Chief Financial Officer
TOMI Environmental Solutions, Inc.
8430 Spires Way
Frederick, MD 21701

       Re: TOMI Environmental Solutions, Inc.
           Form 10-K filed April 1, 2024
           File No. 001-39574
Dear Joe Rzepka:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Item 9A. Controls and Procedures, page 45

1. Please amend your filing to provide (i) a statement identifying the framework used by management to evaluate the effectiveness of your internal controls over financial
       reporting and (ii) management   s conclusion as to the effectiveness of
your internal
       controls over financial reporting as of December 31, 2023. Refer to Item 308(a)(2)
       and (3) of Regulation S-K.
2. In light of the missing internal control over financial reporting disclosures, it appears you should re-evaluate your conclusion regarding the effectiveness of your disclosure controls and procedures. Please ensure you state whether your disclosure controls and procedures were effective or not effective. In this regard, we note your current language, "...our disclosure controls and procedures were designed,
       implemented and operating effectively." Refer to Item 307 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 30, 2024
Page 2

       Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services